James W. Cuminale

Chief Legal Officer

April 24, 2014

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that The Nielsen Company B.V. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, which was filed with the Securities and Exchange Commission on April 24, 2014.

Respectfully submitted, The Nielsen Company B.V. /s/JamesW.Cuminale______________ Name: James W. Cuminale Title: Chief Legal Officer

The Nielsen Company 40 Danbury Road, Wilton, CT 06897 tel 203-563-3155 fax 203-563-2876 james.cuminale@nielsen.com